Exhibit 99.1

News Release

Alexco Silver Production Increases 21% to More Than 600,000 Ounces In Fourth Quarter 2011

January 23, 2012 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today reports record silver production of 608,093 ounces during the fourth quarter of calendar 2011 from the Bellekeno mine in the Keno Hill Silver District, Yukon. Silver production increased 21%, mine output increased 66% and mill throughput increased 5% compared to the prior (third) quarter of calendar 2011. Total production during 2011, which was Alexco’s first full year of mine operations, was 2,020,695 ounces of silver, 16,454,395 pounds of lead and 7,219,740 pounds of zinc. Alexco anticipates further increasing silver and base metal production in 2012 with the development and commissioning of two additional underground mines in the Keno Hill Silver District. The Company is also planning an approximate 25% expansion of surface and underground exploration drilling programs during 2012.

Calendar 2011 Production Highlights

	Total
	Calendar 2011	C2011-Q4	C2011-Q3	C2011-Q2	C2011-Q1

Ore tonnes mined	71,992	20,832	12,533	22,166	16,461
Ore tonnes processed	81,064	22,554	21,532	18,928	18,050
Grade of ore processed:
Silver (grams per tonne)	834	889	792	822	829
Lead	10.2%	11.1%	9.2%	10.5%	10.0%
Zinc	6.0%	6.7%	5.8%	6.5%	5.0%
Recoveries:
Silver	92%	90%	91%	93%	93%
Lead in lead concentrate	90%	86.2%	90%	93%	90%
Zinc in zinc concentrate	65%	66.8%	68%	65%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	11,042	3,223	2,760	2,683	2,376
Concentrate grade:
Silver (grams per tonne)	5,280	5,123	5,264	5,164	5,645
Lead	67%	67.1%	64%	69%	68%
Zinc concentrate:
Tonnes produced	6,901	2,305	1,808	1,687	1,101
Concentrate grade:
Silver (grams per tonne)	583	683	577	348	462
Zinc	46%	43.9%	47%	48%	46%
Production – contained metal:
Silver (ounces)	2,020,695	608,093	500,703	464,324	447,524
Lead in lead con (pounds)	16,454,395	4,878,780	3,908,517	4,074,122	3,592,915
Zinc in zinc con (pounds)	7,219,740	2,473,561	1,865,739	1,770,159	1,111,055

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Alexco President and Chief Executive Officer Clynt Nauman said, “The Bellekeno operation achieved record quarterly production with over 600,000 ounces of silver produced during the fourth quarter. Mill throughput increased to an average of 245 tonnes per day, mill availability increased to 96%, and the extensive efforts we deployed earlier in 2011 to prepare the Bellekeno mine for long-hole production resulted in significantly improved mine performance. We are obviously very pleased with our first year of operations at Bellekeno, with steadily increasing silver production over the course of the year and, most importantly, a superior safety record of more than a year with no lost time accidents in district operations. Add to that the successes we have realized in 2011 exploration and I believe we have the ingredients for a very promising 2012.”

Average mill throughput during the quarter was 245 tonnes per day (tpd) compared to 234 tpd during the prior quarter. The significant increase in ore production from the Bellekeno mine during the fourth quarter compared to the third quarter is primarily a result of the successful implementation of long-hole mining. The higher mill throughput reflects the beneficial impact from increased mechanical availability and the various optimization measures that have been put into practice during the continuing ramp-up period.

In 2012, Alexco is expecting to produce approximately 2.2 million to 2.5 million ounces of silver, approximately 19 million pounds of lead and more than 7.5 million pounds of zinc. First quarter 2012 mill operations will include a planned campaign of full scale throughput and metallurgical testing to identify and assess any modifications which may be required to receive ore from the Onek and Lucky Queen mines in the last half of 2012. As a result of this effort, which is anticipated to require interim downtime, Alexco anticipates a slight reduction in mill throughput in the first quarter of 2012 compared to the fourth quarter of calendar 2011.

The disclosure in this news release of scientific and technical information regarding mine operations has been reviewed and approved by Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for Fourth Quarter of Calendar 2011

The production results disclosed above pertain to the fourth quarter of calendar 2011. Audited financial results for the six-month transitional fiscal year ended December 31, 2011 are expected to be released after the close of market trading on Wednesday, March 28, 2012, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Thursday, March 29, 2012. Call-in details for the conference call will be released at a later date.

As previously announced, in order to better align its fiscal year with its operating year and its reporting peer group, Alexco is changing its financial year from June 30th to a calendar year basis. The fiscal year ended December 31, 2011 will therefore be a shortened six-month transitional fiscal year.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.